UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24)*

DONEGAL GROUP INC.
(Name of Issuer)

Class A common stock, par value $.01 per share
Class B common stock, par value $.01 per share
 (Title of Classes of Securities)

Class A common stock - 257701 20 1
Class B common stock - 257701 30 0
 (CUSIP Numbers)

Jeffrey D. Miller, Executive Vice President and Chief Financial Officer
Donegal Mutual Insurance Company
1195 River Road, Marietta, Pennsylvania 17547
(717) 426-1931
 (Name, address and telephone number of person authorized to receive notices and communications)

April 21, 2022
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that Section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 2 of 11
PREFATORY NOTE

Donegal Mutual Insurance Company (“Donegal Mutual”) is a Pennsylvania-domiciled mutual fire insurance company that is owned by its policyholders and has no stockholders. Donegal Mutual is, therefore, not subject to the periodic reporting requirements of Section 13(a) of the 1934 Act. Donegal Group Inc. (“DGI”), a publicly owned insurance holding company of which Donegal Mutual holds majority voting control, is subject to those provisions.

Donegal Mutual is subject to the reporting requirements of Section 13(d) of the 1934 Act because of Donegal Mutual’s ownership of a greater than 5% interest in the outstanding shares of DGI’s Class A common stock (the “DGICA Shares”) and Donegal Mutual’s ownership of a greater than 5% interest in the outstanding shares of DGI’s Class B common stock (the “DGICB Shares”). The DGICA Shares and the DGICB Shares are each a class of voting equity securities registered pursuant to Section 12 of the 1934 Act.

Donegal Mutual is filing this Amendment No. 24 (this “Amendment No. 24”) to update the information contained in Donegal Mutual’s Amendment No. 23 to Schedule 13D, which Donegal Mutual filed with the Securities and Exchange Commission (the “SEC”) on December 22, 2015 (the Schedule 13D, as amended, the “Schedule 13D/A”).

As the General Instructions to Schedule 13D require, Donegal Mutual reports in this Amendment No. 24 all of the information Items 2 through 6 of Schedule 13D require with respect to each executive officer and director of Donegal Mutual. Donegal Mutual and each such executive officer and director, however, expressly declares that the filing of this Amendment No. 24 shall not constitute, or shall not be construed as, an admission that any of such persons and Donegal Mutual constitute a “group” of beneficial owners for purposes of Section 13(d) of the 1934 Act.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 3 of 11
1	NAMES OF REPORTING PERSONS
Donegal Mutual Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,542,692 DGICA Shares and 4,654,339 DGICB Shares, each as of April 28, 2022

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,542,692 DGICA Shares and 4,654,339 DGICB Shares, each as of April 28, 2022

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,542,692 DGICA Shares and 4,654,339 DGICB Shares, each as of April 28, 2022

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.8% of the outstanding DGICA Shares and 83.5% of the outstanding DGICB Shares(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC HC

(1)	Based on 25,842,665 and 5,576,775 DGICA Shares and DGICB Shares, respectively, outstanding as of April 28, 2022 (as provided by DGI).

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 4 of 11
Item 2.	Identity and Background.

Donegal Mutual hereby supplements and amends Item 2 of its Schedule 13D/A so that, as supplemented and amended, Item 2 reads in its entirety as follows:

(a) - (c), (f) This Amendment No. 24 is filed by Donegal Mutual Insurance Company (“Donegal Mutual”). Donegal Mutual is a Pennsylvania-domiciled mutual fire insurance company that is owned by its policyholders and has no stockholders.

The address of the principal place of business and the principal office of Donegal Mutual, the entity filing this Amendment No. 24, is 1195 River Road, Marietta, Pennsylvania 17547.

A group of local residents and business owners in Lancaster County, Pennsylvania formed Donegal Mutual in 1889 to provide property and casualty insurance. Now, 133 years later, Donegal Mutual has succeeded and grown to have approximately $714.9 million in total assets and surplus of approximately $350.4 million as of March 31, 2022. In addition, as of the date of this Amendment No. 24, Donegal Mutual owns approximately 70% of the combined voting power of the outstanding DGICA Shares and the outstanding DGICB Shares. At March 31, 2022, DGI had total assets of approximately $2.2 billion and stockholders’ equity of approximately $524.3 million. Donegal Mutual, its insurance subsidiaries and DGI’s insurance subsidiaries conduct business together as the Donegal Insurance Group in 24 Mid-Atlantic, Midwestern, New England, Southern and Southwestern states.

During 2021, A.M. Best Company reported that the Donegal Insurance Group ranked as the 87th largest property and casualty insurance group in the United States based on its net premiums written in 2020. A.M. Best Company has assigned its financial strength rating of A (Excellent) to the Donegal Insurance Group. The Donegal Insurance Group has received an A.M. Best financial strength rating of A (Excellent) for the last 30 successive years.

Atlantic States Insurance Company (“Atlantic States”), DGI’s largest subsidiary, participates in a proportional reinsurance agreement, or pooling agreement, with Donegal Mutual. Under the pooling agreement, Donegal Mutual and Atlantic States contribute substantially all of their respective premiums, losses and loss expenses to the underwriting pool, and the underwriting pool, acting through Donegal Mutual, then allocates 80% of the pooled business to Atlantic States. Thus, Donegal Mutual and Atlantic States share the underwriting results of the pooled business in proportion to their respective participation in the underwriting pool. In addition, Donegal Mutual has a 100% quota-share reinsurance agreement with Southern Mutual Insurance Company, a subsidiary of DGI (“Southern Mutual”). Donegal Mutual places its assumed business from Southern Mutual into the underwriting pool.

Donegal Mutual and DGI’s insurance subsidiaries conduct business together as the Donegal Insurance Group, while each entity retains its separate legal and corporate existence. As the Donegal Insurance Group, Donegal Mutual and DGI’s insurance subsidiaries share a combined business plan to enhance market penetration and underwriting profitability. As such, Donegal Mutual and DGI’s insurance subsidiaries share the same business philosophies, the same management, the same employees and the same facilities and offer the same types of insurance products.  The products Donegal Mutual and DGI’s insurance subsidiaries offer are generally complementary, which permits the Donegal Insurance Group to offer a broad range of products in a given market and to expand the Donegal Insurance Group’s ability to service an entire personal lines or commercial lines account. Distinctions within the products Donegal Mutual and DGI’s insurance subsidiaries offer generally relate to specific risk profiles within similar classes of business, such as preferred tier products versus standard tier products. Donegal Mutual and DGI do not allocate all of the standard risk gradients to one company. As a result, the underwriting results of the business the individual companies write directly will vary. Donegal Mutual and DGI believe these advantages include the following benefits:

•	facilitating the stable management, consistent underwriting discipline, external growth and long-term profitability of the Donegal Insurance Group;

•	creating operational and expense synergies given the combined resources and operating efficiencies of the member companies of the Donegal Insurance Group;

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 5 of 11
•
providing Donegal Mutual and Atlantic States with a significantly larger underwriting capacity than either company could achieve independently because of the underwriting pool Donegal Mutual and Atlantic States maintain;

•
enhancing DGI’s opportunities to expand by acquisition because of the ability of Donegal Mutual to acquire control of other mutual insurance companies, reinsure substantially all of their insurance business and place such reinsured business in the underwriting pool; and

•
producing more uniform and stable underwriting results for the Donegal Insurance Group than any of the individual member companies could achieve without the relationships between Donegal Mutual and DGI’s insurance subsidiaries.

As a result of reviews that occurred in February 2022 and March 2022, both DGI’s board of directors and Donegal Mutual’s board of directors reaffirmed their respective belief that the Donegal Mutual-DGI structure and the inter-company relationships between Donegal Mutual and DGI and its insurance subsidiaries described in DGI proxy statement for its 2022 annual meeting of stockholders continue to be appropriate for the respective businesses and operations of Donegal Mutual and of DGI and its insurance subsidiaries. DGI’s board of directors reaffirmed in March 2022 that preservation of the relationship between Donegal Mutual and DGI and its status as a public company of which Donegal Mutual owns approximately 70% of the combined voting power of DGI’s Class A common stock and DGI’s Class B common stock is in the collective best interests of the constituencies that DGI and Donegal Mutual serve, including DGI’s stockholders, the policyholders of DGI’s insurance subsidiaries and the policyholders of Donegal Mutual; Donegal Mutual’s employees who provide services to DGI and DGI’s insurance subsidiaries pursuant to a services agreement; the independent insurance agents who represent Donegal Mutual and DGI’s insurance subsidiaries; and the local communities in which Donegal Mutual, DGI and its insurance subsidiaries maintain offices.

DGI’s board of directors believes Donegal Mutual’s long-term ownership of a majority interest in the combined voting power of DGICA and of DGICB fosters DGI’s ability to:

•	implement DGI’s strategic business philosophies;

•	realize the benefits of long-term management continuity;

•	maintain superior employee relations; and

•	provide a stable environment within which DGI can grow its businesses.

Donegal Mutual’s board of directors believes that its maintenance of majority voting control of DGI is an essential foundation to DGI’s strong financial condition and provides the benefits described above to DGI. As noted above, the boards of directors of Donegal Mutual and DGI reaffirmed in February 2022 and March 2022 that their historical relationship provides both parties with numerous benefits and that the continuation of the existing relationship is in the best interest of all of the constituencies Donegal Mutual and DGI serve.

DGI has a two-class voting structure that enables DGI to issue stock to raise additional equity capital and to effect acquisitions without materially affecting the relative voting power of any stockholder. Donegal Mutual is committed to maintaining its majority voting control of DGI to facilitate the continuation of the benefits Donegal Mutual’s majority voting control of DGI provides to DGI and Donegal Mutual. Donegal Mutual will therefore continue to purchase DGICA Shares and DGICB Shares from time to time in the open market pursuant to SEC Rule 10b-18 and in private transactions. An order of the Pennsylvania Insurance Department authorizes Donegal Mutual to acquire ownership of 100% of the outstanding DGICB Shares and to acquire ownership of up to 70% of the outstanding DGICA Shares.

The directors of Donegal Mutual are: Jennifer G. Anderson, Scott A. Berlucchi, Dennis J. Bixenman, Michael W. Brubaker, Kevin G. Burke, Michael K. Callahan, Cyril J. Greenya, Jack L. Hess, Kevin M. Kraft, Sr., Jeffrey D. Miller and Annette B. Szady. A brief summary of the business experience of the directors of Donegal Mutual follows.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 6 of 11
Ms. Anderson has been an attorney with Modrall Sperling since 2014 and served as a director of Mountain States Mutual Casualty Company prior to its merger with and into Donegal Mutual in 2017. Ms. Anderson has been a director of Donegal Mutual since 2020.

Mr. Berlucchi has been president and chief executive officer of Auburn Memorial Hospital, Auburn, New York since 2007. Mr. Berlucchi has been a director of Donegal Mutual since 2006.

Mr. Bixenman served as vice president and senior consultant of Williams & Company Consulting, Inc., an Iowa-based environmental and business consulting firm, for a number of years prior to his retirement in 2012. Mr. Bixenman has been a director of Donegal Mutual since 2006.

Mr. Brubaker has served as a partner of Principled Strategies, a business consultancy in Lititz, Pennsylvania, since 2018. Mr. Brubaker served as chief executive officer of Blackford Ventures, LLC, a private equity and real estate investment firm in Lancaster, Pennsylvania, from 2015 to 2018. From 2006 through 2014, Mr. Brubaker served as a Pennsylvania State Senator. Mr. Brubaker has been a director of Donegal Mutual since 2016.

Mr. Burke has served as president and chief executive officer of DGI since 2015. Mr. Burke has served as president and chief executive officer of Donegal Mutual since September 2018. He served as executive vice president and chief operating officer of Donegal Mutual from 2014 to August 2018, as senior vice president of human resources of Donegal Mutual and DGI from 2005 to 2014 and as vice president of human resources of Donegal Mutual and DGI from 2001 to 2005. Mr. Burke has been a director of Donegal Mutual since 2014.

Mr. Callahan has been the Chairman of the Board of Benchmark Construction Company, Inc. since 2020 and he served as President of that company from 2009 to 2020. He has been a director of Donegal Mutual since 2009.

Mr. Greenya served as Senior Vice President and Chief Underwriting Officer of Donegal Mutual and DGI from 2005 until his retirement in March 2020. Mr. Greenya served in various other positions for Donegal Mutual from 1971 to 2005. Mr. Greenya has been a director of Donegal Mutual since 2006.

Mr. Hess, a certified public accountant for more than 40 years, retired as a partner of Bertz, Hess & Co., LLP, a public accounting firm, in 2015. He was a partner of that firm and a predecessor firm since 1982. Mr. Hess is managing partner of Hempland Associates, a real estate investment partnership based in Lancaster County, Pennsylvania. Mr. Hess has been a director of Donegal Mutual since 2009 and a director of Conestoga Title Insurance Company, a subsidiary of Donegal Mutual, since 2006.

Mr. Kraft has been the chief executive officer of Clyde W. Kraft Funeral Home, Columbia, Pennsylvania since 1995. Mr. Kraft is also registered as an insurance agent with the Pennsylvania Department of Insurance. Mr. Kraft has been a director of Donegal Mutual since 2003. Mr. Kraft also serves on the board of directors of a Lancaster County-based water utility, and Conestoga Title Insurance Company, a subsidiary of Donegal Mutual.

Mr. Miller has served as Executive Vice President and Chief Financial Officer of Donegal Mutual and DGI since 2014, Senior Vice President and Chief Financial Officer of Donegal Mutual and DGI from 2005 to 2014 and other positions from 1993 to 2005.  Mr. Miller has been a director of Donegal Mutual since 2020.   Mr. Miller is also a director of Conestoga Title Insurance Company.

Mrs. Szady is a certified public accountant and served as the director of the bureau of financial examinations within the office of corporate and financial regulation of the Pennsylvania Insurance Department from 2011 to 2016. For 20 prior years, Mrs. Szady served in various financial leadership positions, including 15 years as the vice president and chief financial officer, for the largest writer of professional liability insurance for physicians in the Commonwealth of Pennsylvania. Mrs. Szady has been a director of Donegal Mutual since 2020.

Mr. Berlucchi, Mr. Bixenman, Mr. Burke, Mr. Hess, Mr. Kraft and Mrs. Szady also serve on the board of directors of DGI.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 7 of 11
The executive officers of Donegal Mutual are: Kevin G. Burke, Jeffrey D. Miller, Kristi S. Altshuler, W. Daniel DeLamater, William A. Folmar, Matthew T. Hudnall, Jeffery T. Hay, Christina M. Hoffman, Jeffrey A. Jacobsen, Robert R. Long, Jr., Sanjay Pandey, V. Anthony Viozzi and Daniel J. Wagner.

The biographical data of Mr. Burke is as stated above.

The biographical data of Mr. Miller is as stated above.

Ms. Altshuler has served as Senior Vice President and Chief Analytics Officer of DGI since 2020 and Senior Vice President and Chief Analytics Officer of Donegal Mutual since 2019. Ms. Altshuler was Director of Willis Towers Watson from 2018 to 2019, Director of Pricing Innovation of USAA from 2014 to 2018 and held other positions at USAA from 2001 to 2014.

Mr. DeLamater has served as Senior Vice President of DGI since 2022 and Senior Vice President and Head of Field Operations & National Accounts of Donegal Mutual since 2022.  Mr. DeLamater was Senior Vice President of National Accounts for Donegal Mutual from 2020 to 2022, President of Southern Mutual Insurance Company since 2016 and held other positions at Southern Mutual Insurance Company from 2000 to 2016.

Mr. Folmar has served as Senior Vice President of Claims of Donegal Mutual and Senior Vice President of DGI since 2019. Mr. Folmar was Vice President of Claims of Donegal Mutual from 2010 to 2019 and held other positions from 1998 to 2010.

Mr. Hudnall has served as Senior Vice President of Commercial Lines Underwriting of Donegal Mutual since 2022. Mr. Hudnall was Senior Vice President of Commercial and Personal Lines underwriting of Preferred Mutual Insurance Company from 2021 to 2022, served in various underwriting roles with The Hanover Insurance Group from 2013 to 2016 and held various underwriting positions with The Travelers Companies from 2008 to 2013.

Mr. Hay has served as Senior Vice President and Chief Underwriting Officer of Donegal Mutual and Senior Vice President of DGI since 2021. Mr. Hay was Senior Director of Willis Towers Watson from 2018 to 2021, Head of Personal Lines Product Management of The Hartford from 2015 to 2018 and held other positions at The Hartford from 2005 to 2015.

Ms. Hoffman has served as Senior Vice President and Chief Risk Officer of Donegal Mutual and DGI since 2019.  Ms. Hoffman was Senior Vice President of Internal Audit of Donegal Mutual and Senior Vice President of DGI from 2013 to 2019 and Vice President of Internal Audit of Donegal Mutual and Vice President of DGI from 2009 to 2013.

Mr. Jacobsen has served as Senior Vice President of DGI since 2020 and Senior Vice President of Personal Lines Underwriting of Donegal Mutual since 2008.  Mr. Jacobsen held other positions with Donegal Mutual and DGI from 1991 to 2008.

Mr. Long has served as Senior Vice President and General Counsel of Donegal Mutual and DGI since 2018.  Mr. Long served as Vice President and In-House Counsel of Donegal Mutual from 2012 to 2018 and held other positions from 2010 to 2012.

Mr. Pandey has been Senior Vice President and Chief Information Officer of Donegal Mutual since 2013. Prior thereto, Mr. Pandey held other positions with Donegal Mutual from 2000 to 2013.

Mr. Wagner has been Senior Vice President and Treasurer of Donegal Mutual and DGI since 2005. Prior thereto, he served as Vice President and Treasurer of Donegal Mutual from 2000 to 2005, as Treasurer of Donegal Mutual and DGI from 1993 to 2000 and as Controller of Donegal Mutual from 1988 to 1993. Mr. Wagner also serves on the board of directors of Conestoga Title Insurance Company.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 8 of 11
(d) - (e) All of the executive officers and directors of Donegal Mutual are citizens of the United States of America. Neither Donegal Mutual nor its executive officers or directors has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Donegal Mutual hereby supplements and amends Item 3 of its Schedule 13D/A to add the following:

On April 21, 2022, Donegal Mutual’s board of directors consented to the purchase, from time to time, of DGICA Shares and/or DGICB Shares (the “Proposed Transaction”). Such consent followed the recommendation of management based upon the conclusion that such shares, taking into account the dividend yield and management’s assessment of the stock price compared to book value per share, represents an attractive investment opportunity.  Management reached this conclusion after assessing expected investment income from and potential long-term appreciation in value of such shares compared to currently available returns on fixed-maturity securities, which primarily comprise Donegal Mutual’s investment portfolio excluding its current investment in DGICA Shares and DGICB Shares, and other investment opportunities. As of the date of this Amendment No. 24, Donegal Mutual has not yet purchased any DGICA Shares or DGICB Shares pursuant to the Proposed Transaction, but intends to purchase such shares from time to time in the open market pursuant to SEC Rule 10b-18 and in private transactions. The source of funds which Donegal Mutual intends to use for this purpose is Donegal Mutual’s available funds on hand, but Donegal Mutual reserves the right to draw upon its available lines of credit for this purpose.

Item 4.	Purpose of Transaction.

Donegal Mutual hereby supplements and amends Item 4 of its Schedule 13D/A to add the following:

Item 4 of this Schedule 13D/A is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

In addition to dividend income and potential long-term appreciation in value, Donegal Mutual’s purchase of DGICA Shares and DGICB Shares helps assure Donegal Mutual’s continuing majority voting control of DGI.

Donegal Mutual does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (h) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. However, Donegal Mutual intends to review its investment in DGI on a continuing basis. Depending on various factors including, without limitation, DGI’s financial position, actions taken by DGI, the availability of DGICA Shares and/or DGICB Shares for purchase at particular price levels, the availability and nature of opportunities to dispose of its interest in DGI, other investment opportunities available to the Donegal Mutual, conditions in the securities markets and general economic and industry conditions, Donegal Mutual may in the future take such actions with respect to its investment in DGI as it deems appropriate. Depending upon Donegal Mutual’s assessments of pertinent factors from time to time, Donegal Mutual may change its present intentions and reserves the right to, at any time without notice, among other things, (a) hold its investment in DGI; (b) acquire additional DGICA Shares and/or DGICB Shares from third parties (by means of open market transactions, private transactions or otherwise, whether for cash or for other consideration); (c) make further proposals related to the Proposed Transaction; (d) make recommendations or proposals to DGI concerning changes to its capitalization, ownership structure or board structure (including board composition), potential business combinations or dispositions involving DGI or certain of its assets, or suggestions for improving DGI’s financial and/or operational performance; (e) engage in any hedging or similar transaction with respect to the DGICA Shares and/or DGICB Shares; (f) take other actions similar, or in addition, to those listed above, or (g) take any other action (including voting of the DGICA Shares and DGICB Shares) in support of the foregoing.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 9 of 11
Item 5.	Interest in Securities of the Issuer.

Donegal Mutual hereby supplements and amends Item 5 so that, as supplemented and amended, Item 5 reads in its entirety as follows:

(a) The percentages used in the tables below and elsewhere herein are based on 25,842,665 and 5,576,775 DGICA Shares and DGICB Shares, respectively, outstanding as of April 28, 2022 (as provided by DGI).  At the close of business on April 28, 2022, the following persons and entity beneficially owned the number of DGICA Shares and DGICB Shares set forth below opposite their respective names:

	DGICA Shares		DGICB Shares
Name of Individual or Identity of Group	Amount Beneficially Owned(1)	Percent Owned	Amount Beneficially Owned	Percent Owned
Donegal Mutual	10,542,692	40.8%	4,654,339	83.5%

Directors:
Jennifer G. Anderson	2,500	—	—	—
Scott A. Berlucchi	49,397	0.2%	—	—
Dennis J. Bixenman	48,655	0.2%	—	—
Michael W. Brubaker	16,781	0.1%	—	—
Kevin G. Burke	283,247	1.1%	—	—
Michael K. Callahan	49,125	0.2%	—	—
Cyril J. Greenya	198,236	0.8%	820	—
Jack L. Hess	110,855	0.4%	—	—
Kevin M. Kraft, Sr.	53,936	0.2%	—	—
Jeffrey D. Miller	312,575	1.2%	584	—
Annette B. Szady	2,500	—	—	—
(1)	With respect to each director, includes 42,000 DGICA Shares underlying stock options or options that are exercisable within 60 days after the date of this Amendment No. 24, except as follows:
•	With respect to Ms. Anderson and Ms. Szady, includes 1,500 DGICA Shares underlying stock options or options which are exercisable within 60 days after the date of this Amendment No. 24;
•	With respect to Mr. Brubaker, includes 13,500 DGICA Shares underlying stock options or options which are exercisable within 60 days after the date of this Amendment No. 24;
•	With respect to Mr. Burke, includes 273,000 DGICA Shares underlying stock options or options which are exercisable within 60 days after the date of this Amendment No. 24;
•	With respect to Mr. Greenya, includes 188,167 DGICA Shares underlying stock options or options which are exercisable within 60 days after the date of this Amendment No. 24; and
•	With respect to Mr. Miller, includes 260,667 DGICA Shares underlying stock options or options which are exercisable within 60 days after the date of this Amendment No. 24.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 10 of 11
	DGICA Shares		DGICB Shares
Name of Individual or Identity of Group	Amount Beneficially Owned(2)	Percent Owned	Amount Beneficially Owned	Percent Owned
Executive Officers (to the extent not listed as directors above):
Kristi S. Altshuler	37,000	0.1%	—	—
W. Daniel DeLamater	59,961	0.2%	—	—
William A. Folmar	110,316	0.4%	—	—
Jeffery T. Hay	4,197	—	—	—
Christina M. Hoffman	145,734	0.6%	—	—
Matthew Hudnall	—	—	—	—
Jeffrey A. Jacobsen	202,763	0.8%	—	—
Robert R. Long, Jr.	84,559	0.3%	—	—
Sanjay Pandey	261,417	1.0%	—	—
V. Anthony Viozzi	191,431	0.7%	—	—
Daniel J. Wagner	328,419	1.3%	166	—
All directors and executive officers as a group (22 persons)	2,553,604	9.9%	1,570	—
(2)
With respect to each executive officer (to the extent not listed as a director), includes the following DGICA Shares underlying stock options or options that are exercisable within 60 days after the date of this Amendment No. 24 as follows:

•	Ms. Altshuler – 37,000 DGICA Shares;
•	Mr. DeLamater – 59,666 DGICA Shares;
•	Mr. Folmar – 109,500 DGICA Shares;
•	Mr. Hay – 3,333 DGICA Shares;
•	Ms. Hoffman – 142,000 DGICA Shares;
•	Mr. Jacobsen – 187,000 DGICA Shares;
•	Mr. Long – 84,500 DGICA Shares;
•	Mr. Pandey – 233,333 DGICA Shares;
•	Mr. Viozzi – 182,000 DGICA Shares; and
•	Mr. Wagner – 243,333 DGICA Shares.

(b) Each of Donegal Mutual and, to the knowledge of Donegal Mutual, its directors and executive officers, has sole voting power and sole dispositive power over all of the shares set forth opposite its name in Item 5(a) above.

(c) Neither Donegal Mutual nor, to the knowledge of Donegal Mutual, any of its directors or executive officers, has effected any transaction in the DGICA Shares or the DGICB Shares during the past 60 days.

(d) Neither Donegal Mutual nor, to the knowledge of Donegal Mutual, any of its directors or executive officers has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of DGI reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Donegal Mutual hereby supplements and amends Item 6 of its Schedule 13D/A to add the following:

Item 6 of this Schedule 13D/A is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

SCHEDULE 13D
CUSIP Nos. 257701 20 1 and 257701 30 0		Page 11 of 11
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DONEGAL MUTUAL INSURANCE COMPANY

By:	/s/ Jeffrey D. Miller
Jeffrey D. Miller, Executive Vice President and Chief Financial Officer

Dated: April 29, 2022